

10032670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
NOV 19 2010
Washington, DC
107

SEC FILE NUMBER
8-29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-09 (MM/DD/YY) AND ENDING 09-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Franklin Templeton Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name)*

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth A. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 16th day of November, 2010 by Sarin K. Chandar, Notary Public proved to me on the basis of satisfactory evidence to be the person who appeared before me.



SARIN K. CHANDAR
Commission # 1859555
Notary Public - California
San Mateo County
My Comm. Expires Aug 27, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Franklin Templeton Financial Services Corp. for the year ended September 30, 2010, which were agreed to by Franklin Templeton Financial Services Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Franklin Templeton Financial Services Corp.'s compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2010. Management is responsible for Franklin Templeton Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B and 2F of Form SIPC-7 with the respective cash disbursement entries as follows: Compared the listed assessment payment of $516 on page 1, item 2B, of Form SIPC-7 to check #00000054 from Franklin Templeton Financial Services Corp. to Securities Investor Protection Corp. dated April 28, 2010, noting no exceptions. Additionally, compared the listed assessment balance payment of $399 on page 1, item 2F of Form SIPC-7 to check #00000063 from Franklin Templeton Financial Services Corp. to Securities Investor Protection Corp. dated November 8, 2010, noting no exceptions.

2. Compared the sum of the Total Revenue amounts reported on page 6 of Form X-17A-5 for the quarter ended December 31, 2009, Form X-17A-5 for the quarter ended March 31, 2010, Form X-17A-5 for the quarter ended June 30, 2010 and Form X-17A-5 for the quarter ended September 30, 2010 to the Total revenue amount of $440,397 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2010, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $73,148 to the supporting schedule provided by Management, noting no exceptions.

b. Compared deductions on line 5, net gain from securities in investment accounts, of $1,116 to the supporting schedule provided by Management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $366,133 and $915, respectively, of the Form SIPC-7, noting no exceptions.

   b. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $73,148, noting no exceptions.

   c. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 5, net gain from securities in investment accounts, of $1,116, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Franklin Templeton Financial Services Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.



November 16, 2010

PRICEWATERHOUSECOOPERS

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition as of the fiscal year ended September 30, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (a wholly-owned subsidiary of Franklin Resources, Inc.) at September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 16, 2010

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
as of September 30, 2010

Assets	
Cash and cash equivalents	$ 824,034
Professional service fees receivable	81,870
Deposits and prepaid expenses	120,690
Total Assets	$ 1,026,594
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 105,517
Due to affiliates	54,121
Income taxes payable	1,233
Total liabilities	160,871
Commitments and Contingencies (Note 6)	
Stockholder's Equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	2,505,169
Accumulated deficit	(1,739,446)
Total stockholder's equity	865,723
Total Liabilities and Stockholder's Equity	$ 1,026,594

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations. Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company discontinued its brokerage business and terminated its fully-disclosed clearing agreement with an independent third party broker-dealer effective March 31, 2010. In addition, the Company relocated its main office from New York City, New York to San Mateo, California.

The Company entered into a services agreement with a third-party investment manager in February 2010, under which the Company provides placement services to the investment manager.

Risks and Uncertainties. Although the financial markets improved during the fiscal year ended September 30, 2010 ("fiscal year 2010"), the business and regulatory environments in which the Company operates remain uncertain and subject to change. The decline in global market conditions has in the past resulted in significant decreases in the Company's activities, which directly impacted revenues and net income, and future declines may negatively impact the Company's performance.

The Company is also subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act"). The Reform Act, as well as other legislative and regulatory changes, is expected to impose additional restrictions and limitations on the Company and will likely result in increased scrutiny and oversight of the Company's financial services and products. Due to the complexity and broad scope of the Reform Act and time required for regulatory implementation, the Company is not able to predict at this time the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact that any changes in regulation would have on the business. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

2. Significant Accounting Policies

Basis of Presentation. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 16, 2010, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents include demand deposits with financial institutions and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Income Taxes. The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate New York state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis, the valuation allowance were released, the release of such valuation allowance would be reflected in the Company's statement of operations in the year of release. Consistent with the Agreement, upon release of the valuation allowance, the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2010 consisted of the following:

	Amount
Demand deposits with financial institutions	$ 199,034
Sponsored money market funds	625,000
Total	$ 824,034

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

4. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. In periods of recognizing tax benefits of net operating losses, the Company will then apply the tax sharing agreement and adjust to deferred tax assets and liabilities and shareholder's equity, as necessary.

During fiscal year 2010, the Company recognized a deferred tax expense related to accrued employee benefits of $9,777, which was offset by a valuation allowance decrease of a similar amount, resulting in no deferred tax expense for the period.

The major components of the net deferred tax liability as of September 30, 2010 were as follows:

	Amount
Deferred tax assets	
State net operating loss carry-forward	$ 219,649
Deferred compensation and employee benefits	1,143
Total deferred tax assets	220,792
Valuation allowance	(220,792)
Total deferred tax assets, net of valuation allowance	-

At September 30, 2010, there were approximately $3.9 million in federal net operating loss carry-forwards expiring between 2022 and 2030. The tax impact of those loss carry-forwards is approximately $1.4 million and is fully offset by a valuation allowance. The Company has not realized the federal net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years. The Company maintains memorandum accounting for its federal net operating loss carry-forwards. Of the $3.9 million federal net operating loss carry-forwards, $3.1 million has been utilized from Franklin for memorandum accounting purposes.

At September 30, 2010, there were approximately $3.9 million in New York net operating loss carry-forwards expiring between 2022 and 2030. The tax impact of those loss carry-forwards is approximately $219,649 and is fully offset by a valuation allowance. The Company has not realized the New York net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

5. Liabilities Subordinated to Claims of General Creditors

For fiscal year 2010, the Company did not have any liabilities subordinated to claims of general creditors.

6. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation related to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, or results of operations.

7. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. The Company has cost allocations where certain general and administrative, technology and occupancy services are allocated to it by its affiliates. Amounts due to affiliates relate to these transactions.

Franklin has agreed to continue to provide the financial support necessary to finance the Company's operations.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2010, the Company had net capital of $748,663, which was $698,663 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .21 to 1.